UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

Note Purchase Agreement, Promissory Note and Pledge Agreement

On January 16, 2026, CN Energy Group. Inc. (the “Company”) entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Streeterville Capital, LLC, an institutional investor (“Streeterville”), pursuant to which Streeterville purchased from the Company a secured promissory note in the principal amount of $7,510,000.00 (the “Note”), which included an original issue discount of $490,000.00 (the “OID”) and reimbursement of Streeterville’s transaction expenses of $20,000, for gross proceeds to the Company of $7,000,000.

The Note bears interest at a rate of 7% per annum, was issued on January 16, 2026 (the “Issuance Date”) and matures 24 months after its Issuance Date. Beginning six months after Issuance Date, Streeterville may, from time to time, require the Company to redeem a portion of the Note, in an amount not to exceed $500,000 per month. Subject to the terms and conditions set forth in the Note, the Company may prepay all or any portion of the outstanding balance of the Note at any time by paying 105% of the outstanding balance elected to be prepaid.

The Note is secured by a collateral package that includes (i) a pledge of equity interests and (ii) cash collateral maintained by CNEY Holdings, LLC (“CNEY Holdings”), a wholly owned subsidiary of the Company, in a restricted deposit account pursuant to the Note Purchase Agreement, consisting of $6.0 million of the net proceeds of the Note and subject to a minimum balance equal to the lesser of $6.0 million and 85% of the then-outstanding balance of the Note.

The Note Purchase Agreement and the Note contain customary representations and warranties, affirmative and restrictive covenants, and events of default, including if the Company undertakes a fundamental transaction (including consolidations, mergers, and certain changes in control of the Company), without Streeterville’s prior written consent, subject to certain exceptions as provided in the Note. As described in the Note, upon the occurrence of certain events of default, the outstanding balance of the Note will become automatically due and payable. Additionally, upon an event of default described in the Note, the interest rate on the outstanding balance automatically increases to the lesser of 18% or the maximum rate permitted by law.

The Note Purchase Agreement provides for indemnification of Streeterville and its affiliates in the event that they incur loss or damage related to, among other things, a breach by the Company of any of its representations, warranties or covenants under the Note Purchase Agreement.

In connection with the Note Purchase Agreement, on January 16, 2026, the Company also entered into a Pledge Agreement (the “Pledge Agreement”) with Streeterville pursuant to which the Company pledged to Streeterville 100% of the membership interests it owns in CNEY Holdings. The pledge secures all of the Company’s obligations under the Note and related transaction documents and grants Streeterville a first-priority security interest in the pledge equity, together with any proceeds, distributions or other rights relating thereto. Upon the occurrence and continuance of an event of default under the Note, Streeterville is entitled to exercise customary secured party remedies with respect to the pledged equity, subject to applicable notice and cure provisions.

The descriptions of the Note Purchase Agreement, the Note and the Pledge Agreement do not purport to be complete and are qualified in their entirety by the full text of the Note Purchase Agreement, the Note and the Pledge Agreement, copies of which are filed herewith as Exhibits 10.1, 10.2 and 10.3, respectively, and which are incorporated herein by reference.

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-292319), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT

Exhibit No.	Description
10.1	Note Purchase Agreement, dated January 16, 2026 by and between the Company and Streeterville Capital, LLC.
10.2	Promissory Note, dated January 16, 2026
10.3	Pledge Agreement, dated January 16, 2026 by and between the Company and Streeterville Capital, LLC

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: January 22, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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